PUBLIC

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2024
Estimated average burden hours per response.........12	

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III
FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

SEC File Number
68456

FILING FOR THE PERIOD BEGINNING 01/01/2023_____ AND ENDING 12/31/2023_____

                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Larson Financial Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

x Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant ☐ Check here if respondent is also an OTC derivatives dealer

---

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

     100 North Broadway, Floor 17

(No. and Street)

     Saint Louis, MO 63102

(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Miller   314-787-7141   scott.miller@larson.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

_UHY, LLP

(Name – if individual, state last, first, and middle name)

_58 S. Service Road, Suite 115, Melville, NY 11747

(Address) (City) (State) (Zip Code)

July 1, 2004   PCAOB#1195

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Miller, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Larson Financial Securities,

as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Compliance Office/FINOP

[signature]

Notary Public

JANE E. KOHLER
Notary Public, Notary Seal
State of Missouri
St. Louis County
Commission # 14438619
My Commission Expires 03-03-2026

This filing** contains (check all applicable boxes):

x (a) Statement of financial condition.

x (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

x (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

x (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

x (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

x (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable

LARSON FINANCIAL SECURITIES, LLC

FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND ACCOMPANYING INFORMATION

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2023

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Table of Contents

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Larson Financial Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Larson Financial Securities, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Larson Financial Securities, LLC. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

UHY LLP

We have served as Larson Financial Securities LLC's auditor since 2022.

Melville, New York
February 27, 2024

LARSON FINANCIAL SECURITIES, LLC

Statement of Financial Condition
December 31, 2023

ASSETS

Cash and cash equivalents	$	871,948
Accounts receivable from brokers		24,764
Commissions receivable		272,688
Commissions receivable from related parties		1,151,057
Due from affiliates		20,135
Deferred commissions		3,465
FINRA deposits		10,577
Prepaid expenses		4,125
TOTAL ASSETS	$	**2,358,759**

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Deferred revenue	$	564
Accrued commissions		274,188
Due to affiliate		586,877
Total Liabilities		**861,629**
Member's Equity		**1,497,130**
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,358,759

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding Larson Financial Securities, LLC's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Organization and Nature of Business

Larson Financial Securities, LLC (the "Company" or "LFS") is a wholly owned subsidiary of Larson Financial Holdings, LLC ("LFH") and is a registered securities broker-dealer that specializes in variable insurance, mutual funds, municipals, private placements, real estate securities, oil and gas interests, tax shelters or limited partnerships in primary distributions and selling interests in unregistered private investment funds. The Company was formed in November 2009 and is a single member Missouri limited liability company ("LLC"). The Company operates under an operating agreement, that provides for, among other things, the continuation of the Company for a perpetual term, unless terminated as provided for in the operating agreement. In addition, as provided for in the operating agreement, no member or manager shall be personally liable for any debts of the Company, unless personally guaranteed by the member or manager pursuant to a separate document. The Company does not hold funds or securities for, or owe money or securities to customers, and does not otherwise carry customer accounts. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company filed an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities in alignment with the footnote's requirements. The company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulation Authority ("FINRA").

Concentrations of Credit Risk Arising from Deposits in Excess of Insured Limits

The Company maintains cash accounts with financial institutions. At times, balances in these accounts may exceed federally insured limits. The amounts over the federally insured limits as of December 31, 2023 were approximately $458,000. No losses have been incurred to date on any deposit balances.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 – Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents
Cash consists of funds held in bank accounts. The Company considers all highly liquid investments with original maturities of 90 days or less, when purchased, to be cash equivalents.

Commissions Receivable
The Company receives commissions from variable life insurance, variable annuities, mutual funds, municipal funds, private placements, real estate securities and group 401k sales. Commissions receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts. Commissions receivables as of December 31, 2023 and 2022 were $272,688 and $370,016, respectively.

Allowance for Credit Losses
The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase.

The Company's conclusion that an allowance for credit losses was not required is based on the Company's expectation for the collectability of the receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards. At December 31, 2023, an allowance for credit losses was not considered necessary.

Income Taxes
The federal and state net taxable income or loss of the Company is included in the member's individual federal and state tax returns. Accordingly, no provision is made for federal or state income taxes in these financial statements.

The Company follows the guidance of FASB ASC 740-10, *Income Taxes – Overall*, as of and for the year ended December 31, 2023. Included in this is a requirement under accounting for uncertainty in income taxes, realization of an uncertain income tax position must be "more likely than not" (i.e., greater than 50% likelihood of receiving a benefit or expense) before any amount should be recognized in the financial statements.

Larson Financial Securities, LLC
Notes to Financial Statements
December 31, 2023

Note 1 – Summary of Significant Accounting Policies (Continued)

Further, the code section prescribes the benefit or expense to be recorded in the financial statements as the amount most likely to be realized assuming a review by tax authorities having all relevant information and applying current conventions. The Company recognizes accrued interest and penalties related to uncertain tax positions as income tax expense. The Company has no material uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The code section also clarifies the financial statement classification of potential tax-related penalties and interest and sets forth disclosures regarding unrecognized tax benefit or expense. The Company has assessed its federal and state tax positions and determined there were no uncertainties or possible related effects that need to be recorded as of or for the year ended December 31, 2023.

Subsequent Events
Management has evaluated subsequent events through February 27, 2024, the date the financial statements were issued.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregated indebtedness. At December 31, 2023, the Company had net capital of $558,384 and net capital requirements of $57,442 resulting in excess net capital of $500,942. The excess of early warning was $472,221. The Company's ratio of aggregated indebtedness to net capital was 1.54 to 1.

Note 3 – Related Party Transactions

The Company has agreements with affiliated companies, Larson Financial Group, LLC ("LFG") and Larson Wealth Partners ("LWP"), whereby LFG and LWP furnish office space and provide management services in connection with the development, promotion, management and operation of the Company's business, in exchange for a monthly fee which, during the year ended December 31, 2023, was $94,000 and $49,000 to LFG and LWP, respectively. Total expenses incurred with LFG and LWP were $1,128,000 and $588,000, respectively, for the year ended December 31, 2023, which is included in management fees in the accompanying statement of income.

At December 31, 2023, LFS owed LFG and LWP net amounts of $63,994 and $225,120, respectively, which is included in due to affiliate on the accompanying statement of financial position. These amounts were repaid in January 2024.

Note 3 – Related Party Transactions (continued)

The Company incurred broker commission expense to Paul Larson, greater than 5% owner of LFH, totaling $1,841,894 during the year ended December 31, 2023. At December 31, 2023, $101,993 was payable to Paul Larson and is included in accrued commissions on the accompanying statement of financial position.

As of December 31, 2023, the Company was due reimbursement from registered representatives of affiliated entities for FINRA related registrations of $24,764 and is included in accounts receivable from brokers on the accompanying statement of financial condition.

As of December 31, 2023, the Company was due reimbursement from affiliates for FINRA related registrations and other affiliate's employee expenses of $20,135, which is included in due from affiliates on the accompanying statement of financial condition.

At December 31, 2023 and 2022, the Company had $1,151,057 and $1,026,226, respectively, due in commissions receivable. from the Larson Capital Management, LLC ("LCM") managed funds, which was included in commissions receivable from related parties on the accompanying statement of financial condition.

At December 31, 2023, the Company owed wages and commissions to affiliates, LFG and LWP, in the amount of $273,877, which was included in due to affiliate on the accompanying statement of financial condition.

Note 4 – Concentrations

For the year ended December 31, 2023, 76% of the Company's revenues were from private placement fees. The Company earned private placement fees from affiliated funds representing 70% of total revenues, respectively. At December 31, 2023, four funds accounted for 20%, 17%, 11%, and 11% of the Company's commissions receivables, respectively.

Note 5 – Contingencies

From time to time in the ordinary course of business, the Company may be subject to various claims, charges, and litigation. As of December 31, 2023, the Company did not have any pending claims, charges or litigation that were expected to have a material adverse impact on its financial position, results of operations or cash flows.